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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                  Paligent Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    696385103
                                 (CUSIP Number)


                                Richard J. Kurtz
                                270 Sylvan Avenue
                     Englewood Cliffs, New Jersey 07632-2515
                                 (201) 871-1055
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   May 9, 2003
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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                         (Continued on following pages)

                                SCHEDULE 13D/A-3

                               CUSIP No. 696385103

                               -------------------


1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Richard J. Kurtz
                      Social Security Number - ###-##-####

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a) [ ]
                      (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

                       PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States


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Number of             7)   SOLE VOTING POWER
Shares                         18,801,295  Shares
Beneficially
Owned by              8)   SHARED VOTING POWER
Each                           0
Reporting
Person With           9)  SOLE DISPOSITIVE POWER
                               18,801,295 Shares

                      10)  SHARED DISPOSITIVE POWER
                               0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      18,801,295 Shares

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                      [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      55.76%

14) TYPE OF REPORTING PERSON IN SCHEDULE 13D/A-3 CUSIP No. 696385103


ITEM 1.  SECURITY AND ISSUER.

         -------------------

         This Statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Paligent Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 369 Lexington Avenue, New York, New York 10017.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D/A-3 is being filed on behalf of Richard J. Kurtz ("Mr. Kurtz").

         (b) Mr. Kurtz's business address is located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

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         (c) Mr. Kurtz's principal occupation is serving as president and chief executive officer of Kamson Corporation, a privately held corporation with its principal executive offices located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

         (d) During the past five years, Mr. Kurtz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Kurtz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Kurtz is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Kurtz will be using his personal funds to pay for the Shares described in "Item 4. Purpose of Transaction."


ITEM 4. PURPOSE OF TRANSACTION.

         Pursuant to an Common Stock and Warrant Purchase Agreement between Mr. Kurtz, Aries Select Ltd., Aries Select I LLC, and Aries Select II LLC, dated as of December 30, 2002 (the "Agreement"), Mr. Kurtz agreed to purchase from Aries Select Ltd., Aries Select I LLC, and Aries Select II LLC (collectively, the "Sellers"), for an aggregate purchase price of $232,815, a total of 10,253,235 Shares, plus warrants to acquire an additional 2,169,509 Shares (the "Warrants"), which would have increased his ownership to over 50% of the Company's outstanding Shares. According to the Agreement, the transaction was to close no later than January 15, 2003. As of February 28, 2003 the transaction had not closed, and Mr. Kurtz notified the Sellers on that date that his obligations under the Agreement were terminated.

         Subsequent to terminating his agreement with the Sellers, Mr. Kurtz and the Sellers reached an oral agreement whereby Mr. Kurtz agreed to purchase a total of 10,347,320 Shares, plus Warrants to acquire an additional 1,226,048 Shares, for a total purchase price of $232,815. On May 9, 2003 the Shares were transferred into Mr. Kurtz's name and on May 14, 2003 the Warrants were transferred into Mr. Kurtz's name. As of June 3, 2003, Mr. Kurtz has not paid for either the Shares or the Warrants. Mr. Kurtz and the Sellers have orally agreed that payment for the Shares and Warrants will be made in June 2003.

         Mr. Kurtz, who is a director and the majority shareholder of the Company, is planning to engage in some form of transaction with Digital Technologies 2000 ("Digital"), a privately held company controlled by Mr. Kurtz, which such transaction may include, but not be limited to, a merger, sale of assets, recapitalization, business combination, joint venture, or some combination of the above. Digital is a company engaged in providing electronic



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monitoring products and services to the criminal justice and corrections industry. Mr. Kurtz is currently having discussions with other members of the Company's Board of Directors regarding the terms and structure of any transaction. However, there can be no assurance that the Company and Digital will engage in any transaction, or, if they do, what form such transaction may take, or the terms of any such transaction.

         Other than the Shares which are the subject of this Amendment No. 4 to his Schedule 13D, the Shares currently owned by Mr. Kurtz were acquired (a) in connection with a merger with a company in which he was a shareholder, (b) a private transaction, and (c) open market purchases. In 2000, the Company merged with Heaven's Door Corporation ("HDC") (the "Merger"). Mr. Kurtz was a shareholder of HDC; the Merger resulted in him owning over five percent of the Company's outstanding Shares. On February 13, 2002, Mr. Kurtz acquired a total of 1,930,177 Shares in a private transaction. Subsequently, Mr. Kurtz purchased additional Shares in open market transactions. Reference is made to Mr. Kurtz's
Schedule 13D/A filed with the SEC on February 28, 2002.

         Mr. Kurtz has acquired the Shares for investment purposes. Mr. Kurtz may make further purchases of Shares from time-to-time and may dispose of any or all Shares held by him at any time, subject to certain restrictions on their resale, (i) which are described in an Agreement and Plan of Reorganization among and between Procept, Inc., Procept Acquisition Corp., Heaven's Door Corporation, and HDC's Stockholders, dated November 8, 1999, filed as an exhibit to the Proxy Materials for A Special Meeting of Stockholders of Procept Inc., held on January 25, 2000, filed with the SEC on December 22, 1999, (ii) pursuant to the restricted nature of the Shares acquired in the transaction, which are the subject of this filing, and (iii) pursuant to his status as an affiliate of the Company through his position as a majority shareholder and member of the board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) On June 3, 2003, Mr. Kurtz beneficially owned 18,801,295 Shares of the Company, or approximately 55.76% of the Company's outstanding Shares. Mr. Kurtz owns 17,575,247 Shares directly and holds warrants to acquire an additional 1,226,048 Shares. As disclosed in "Item 4. Purpose of Transaction.", Mr. Kurtz has not yet paid for 10,347,320 Shares, plus Warrants to acquire an additional 1,226,048 Shares, which are included in the 18,801,295 Shares total, but Mr. Kurtz anticipates paying for the Shares and Warrants in June 2003.

         (b) Mr. Kurtz has the sole power to vote and dispose of the Shares owned by him.

         (c) Mr. Kurtz has not engaged in any transactions in the Company's securities during the past 60 days.

         (d) No person other than Mr. Kurtz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by Mr. Kurtz.

         (e)  Not applicable.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of its securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than as set forth below.

         In connection with the Merger, Mr. Kurtz executed an agreement placing certain restrictions on his ability to transfer Shares acquired by him in the Merger. Reference is made to Agreement and Plan of Reorganization among and between Procept, Inc., Procept Acquisition Corp., Heaven's Door Corporation, and HDC's Stockholders, dated November 8, 1999, filed as an exhibit to the Proxy Materials for A Special Meeting of Stockholders of Procept Inc., held on January 25, 2000, filed with the SEC on December 22, 1999, for a description of the Merger and lock-up agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 3, 2003


                                                     /s/ Richard Kurtz
                                                     ---------------------------
                                                     (Signature)


                                                     Richard J.  Kurtz
                                                     ---------------------------
                                                     (Name/Title)









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